KBRA

# KROLL BOND RATING AGENCY, LLC

## Form NRSRO Annual Certification

## EXHIBIT 4: Organizational Structure

# KBRA Legal Structure Chart


Funds Affiliated With Parthenon Capital Partners
Funds Affiliated With Minority Investors
Pass-Through Vehicles
KBRA Holdings, LLC (US)
Kroll Bond Rating Agency, LLC (US)
KBRA Analytics, LLC (US)
Kroll Bond Rating Agency International Limited (Ireland)
Kroll Bond Rating Agency Europe Limited (Ireland)
Kroll Bond Rating Agency UK Limited (UK)

*Kroll Bond Rating Agency, LLC – Organizational chart for the NRSRO. The NRSRO is shaded in gold.*

As of March 28, 2025

# KBRA NRSRO Managerial Structure


President & CEO
Chief Operating Officer
General Counsel
Senior Managing Director, Business Development
Senior Managing Director, Business Development
Chief Financial Officer
Global Head of Structured Finance Ratings
Chief Technology Officer
Global Head of Corporate, Financial and Government Ratings
Chief ESG and Ratings Policy Officer
Chief Credit Officer
Head of North American Compliance
Head of Human Resources

# KBRA NRSRO Business Units



Structured Finance Ratings
Corporate Financial & Government Ratings
Credit Policy
Ratings Legal
Quantitative Modeling[1]
Compliance
ESG
Business Development
Human Resources[1]
Technology[1]
Finance[1]
Legal[1]
CMBS
RMBS
ABS
Structured Credit
REITs
Project Finance and Infrastructure
Public Finance/ Financial Guaranty
Sovereigns
Financial Institutions
Insurance
Corporates
Funds
Issuer Relations
Investor Relations
Marketing & Communications

[1] *Supports NRSRO business units and other units*

As of March 28, 2025